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SECURITIE[S AND EXCHANGE COMM]ISSION

02018010

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49855

RECEIVED FEB 28 2002 368

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PROVIDENT EQUITIES, INC. / Formerly
NPV CAPITAL GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE ROCKEFELLER PLAZA, SUITE 920
(No. and Street)

NEW YORK, (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JORDAN S. DAVIS (212) 897-7778
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DALESSIO, MILLNER & LEBEN LLP
(Name — *if individual, state last, first, middle name*)

245 FIFTH AVENUE, 16th FLOOR (Address) NEW YORK (City) NY (State) 10016 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PB 3/26

OATH OR AFFIRMATION

I, JORDAN S. DAVIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NPV CAPITAL GROUP, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT + CEO

Title

LAWRENCE A. SPECTOR
NOTARY PUBLIC, State of New York
No. 02SP4842720
Qualified in Westchester County
Commission Expires June 30, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DALESSIO, MILLNER & LEBEN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
245 FIFTH AVENUE
NEW YORK, N.Y. 10016
(212) 447-0909
FAX: (212) 447-7020

Report of Independent Auditors on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
NPV Capital Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of NPV Capital Group, Inc., ("NPV") for the year ended December 31, 2001, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by NPV (including tests of such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by NPV: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession of control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because NPV does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of NPV is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which NPV has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above. In addition, NPV was in compliance with the exemptive provisions of Rule 15c3-3 and no facts came to our attention indication that such provisions had not been complied with during the year end December 31, 2001.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that NPV's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of NPV to achieve all the divisions of the duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and should not be used for any other purpose.

Dalessio Millner + Leben

DALESSIO, MILLNER & LEBEN LLP
Certified Public Accountants

New York, New York
February 22, 2002

NPV CAPITAL GROUP, INC.

REPORT PURSUANT TO
RULE 17a-5(d)

DECEMBER 31, 2001

DALESSIO, MILLNER & LEBEN LLP
CERTIFIED PUBLIC ACCOUNTANTS

NPV CAPITAL GROUP, INC.

Index to Report Pursuant to Rule 17a-5(d)

December 31, 2001

DALESSIO, MILLNER & LEBEN LLP
CERTIFIED PUBLIC ACCOUNTANTS
245 FIFTH AVENUE
NEW YORK, N.Y. 10016
(212) 447-0909
FAX: (212) 447-7020

Independent Auditor's Report

Board of Directors
NPV Capital Group, Inc.
New York, New York

We have audited the accompanying statement of financial condition of NPV Capital Group, Inc. ("NPV" or the "Company") as of December 31, 2001 and the related statements of operations, cash flows, and changes in shareholders' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NPV Capital Group, Inc., as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dalessio Millner + Leben

New York, New York
February 22, 2002

DALESSIO, MILLNER & LEBEN LLP
Certified Public Accountants

NPV CAPITAL GROUP, INC.

Statement of Financial Condition

December 31, 2001

ASSETS

Cash and cash equivalents	$	12,377
Fixed assets, net of accumulated depreciation		2,212
TOTAL ASSETS	$	14,589

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:		
Accrued expenses	$	6,150
TOTAL LIABILITIES		6,150
SHAREHOLDERS' EQUITY:		
Preferred stock, $.001 par value, 2,000 shares authorized, none issued		-
Common stock, $.001 par value, 20,000 shares authorized, 210 shares issued and outstanding		-
Additional paid-in capital		201,430
Deficit		(192,991)
TOTAL SHAREHOLDERS' EQUITY		8,439
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	14,589

The accompanying notes are an integral part of these financial statements.

NPV CAPITAL GROUP, INC.

Statement of Operations

For the year ended December 31, 2001

REVENUE	
Forgiveness of debt	$ 5,024
TOTAL REVENUE	5,024
EXPENSES:	
Professional fees	4,777
Depreciation	4,634
Taxes	600
Miscellaneous	29
TOTAL EXPENSES	10,040
LOSS FROM OPERATIONS	(5,016)
OTHER INCOME	
Interest income	368
TOTAL OTHER INCOME	368
NET LOSS	$ (4,648)

The accompanying notes are an integral part of these financial statements.

NPV CAPITAL GROUP, INC.

Statement of Changes in Shareholders' Equity

For the year ended December 31, 2001

	Preferred Stock		Common Stock		Additional Paid-In		
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2000	-	$ -	210	$ -	$ 210,001	$ (188,343)	$ 21,658
Distribution	-	-	-	-	(8,571)	-	(8,571)
Net loss	-	-	-	-	-	(4,648)	(4,648)
Balance, December 31, 2001	-	$ -	210	$ -	$ 201,430	$ (192,991)	$ 8,439

The accompanying notes are an integral part of these financial statements.

NPV CAPITAL GROUP, INC.

Statement of Cash Flows

For the year ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (4,648)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	4,634
Changes in assets and liabilities:	
Decrease in due to affiliate	(5,024)
Increase in accrued expenses	2,959
Net cash used in operating activities	(2,079)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,079)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	14,456
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 12,377

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

In July 2001, NPV made an in-kind distribution to its shareholders of 95,328 shares of stock in Emergency Medical Systems, Inc. having a fair value of $8,571.

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 600

The accompanying notes are an integral part of these financial statements.

NPV CAPITAL GROUP, INC.

Notes to Financial Statements

1. ORGANIZATION AND BUSINESS

NPV Capital Group, Inc. ("NPV") was incorporated in the State of Delaware on December 11, 1996. NPV is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD") on June 16, 1997. NPV's business activities include investment banking activities, financial advisory services and the private placement of securities to institutional and accredited investors.

NPV does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, is exempt from SEC Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Investment banking and advisory fee revenues are recorded when services are substantially completed and the revenues are reasonably determinable. Placement agent fees are recorded on a trade-date basis.

Fixed Assets

Fixed assets are recorded at cost less accumulated depreciation. Depreciation is computed by the straight-line method based on the estimated useful lives of the related assets.

Cash and Cash Equivalents

NPV considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

NPV CAPITAL GROUP, INC.

Notes to Financial Statements, Continued

3. FIXED ASSETS

Fixed assets consist of the following:

Office equipment	$ 18,826
Furniture and fixtures	6,081
	24,907
Less: accumulated depreciation	(22,695)
	$ 2,212

Depreciation expense was $4,634 for the year ended December 31, 2001.

4. DISTRIBUTION

In 1999, NPV received an investment banking fee of $8,571 which was paid by the issuance of 95,238 shares of common stock of Emergency Medical Systems, Inc.

In July 2001, NPV distributed these shares to its shareholders. At the time of this distribution, the fair market value of these shares approximated its cost.

5. NET CAPITAL REQUIREMENT

NPV is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires that NPV maintain minimum net capital, as defined, of $5,000 or one-fifteenth of aggregate indebtedness, as defined, whichever is greater. At December 31, 2001, NPV had net capital of $6,065, which exceeded the statutory requirements by $1,065. NPV's ratio of aggregate indebtedness to net capital was 1.01 to 1 at December 31, 2001.

NPV CAPITAL GROUP, INC.

Notes to Financial Statements, Continued

6. INCOME TAXES

NPV is an S Corporation for Federal and New York State income tax purposes. Accordingly, the current taxable income of NPV is taxable to its shareholders, who are responsible for the payment of income taxes thereon. A provision for New York City income taxes is provided for.

At December 31, 2001, for local income tax purposes, NPV had a net operating loss carryforward of approximately $191,000 which will expire at various dates through 2019 subject to certain limitations. NPV's deferred tax asset, principally arising from its net operating loss carryforward, is offset by a 100% valuation allowance due to the uncertainty as to its realization.

7. RELATED PARTY

At December 31, 2000, Radius Ventures, LLC, an affiliate of NPV, had outstanding non-interest bearing advances to NPV of $5,024 which are payable on demand. In January 2001, these advances were forgiven by Radius Ventures, LLC and are included in the statement of operations as Forgiveness of debt. In the normal course of business, certain expenses of NPV may be paid by, and then reimbursed to Radius Ventures, LLC.

8. SUBSEQUENT EVENTS

On November 21, 2001, the shareholders of NPV entered into a stock purchase agreement with Provident Capital Partners, LLC ("Provident") to sell all of the issued and outstanding capital stock of NPV. This transaction is expected to close on February 27, 2002.

NPV CAPITAL GROUP, INC.

Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1

December 31, 2001

COMPUTATION OF NET CAPITAL

NET CAPITAL

CREDITS:		
Shareholders' equity	$	8,439
LESS: NON-ALLOWABLE ASSETS		
Fixed assets		2,212
Net capital before haircut on security position		6,227
Haircut on security position		162
NET CAPITAL	$	6,065

COMPUTATION OF MINIMUM NET CAPITAL

Minimum Net Capital, greater of one-fifteenth of aggregate indebtedness of $6,150 or $5,000	$	5,000
EXCESS NET CAPITAL	$	1,065
AGGREGATE INDEBTEDNESS:		
Accrued expenses	$	6,150
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.01 to 1

NPV CAPITAL GROUP, INC.

Other Information

December 31, 2001

1. Information relating to the possession or control requirements under SEC Rule 15c3-3.

   NPV has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2001

2. Reconciliation Pursuant to SEC Rule 17a-5(d)(4):

   There are no material differences between the amounts reported in this computation of net capital and the corresponding amounts reported in NPV's unaudited December 31, 2001 Form X-17A-5 Part IIA filing.